

February 20, 2014

Via E-mail
Carlos Pedro Aguilar Mendez
Chief Financial Officer
Grupo TMM, S.A.B.
Avenida de la Cuspide, No. 4755
Colonia Parques del Pedregal
14010 Mexico City, D.F., Mexico

      Re: Grupo TMM, S.A.B.
              Form 20-F for Fiscal Year Ended December 31, 2012
              Filed May 15, 2013
              File No. 333-14194
              Response dated January 24, 2014

Dear Mr. Mendez:

We have reviewed your response letter dated January 24, 2014 and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Item 3. Key Information

Selected Financial Data, page 2

1. Refer to your response to prior comment 1. For more clarity to your disclosure, please consider conforming your table headings here similar to your financial statement presentation wherein the financial statement headings state that the amounts are in Mexican pesos.

2. We note your response to prior comment 2 that quantification of other (expense) income is available in other sections of your filing. Although the amounts of other (expense) income are available in other sections, such information is disaggregated and not readily apparent. In this regard, please quantify here each of the items indicated in note (a) to the selected consolidated financial data table on page 3.

3. Refer to your response to prior comment 3. Please consider the need for note (b) on page 4 to the table on page 3, since the presentation in the table conforms to the presentation in the statements of operations.

Operating and Financial Review and Prospects, page 40

4. Refer to your response to prior comment 4. The information in your response appears to be meaningful to investors given your circumstances. Please confirm that you will revise your disclosure to include the information in the response.

Notes to the Consolidated Financial Statements, page F-10

Note 3. Summary of Significant Accounting Policies, page F-17

c. Translation of Foreign Currency, page F-18

5. Refer to your response to prior comment 10. IAS 21 paragraph 13 states "An entity's functional currency reflects the underlying transactions, events and conditions that are relevant to it. Accordingly, once determined, the functional currency is not changed unless there is a change in those underlying transactions, events and conditions." It appears from your response that the reason for the change in your functional currency was due to the high fluctuation of the exchange rate and high volatility between the Mexican peso and U.S. dollar. Please explain to us in detail how the reason for your change complies with IAS 21 paragraph 13. Also, explain to us in detail (i) how you considered the factors in paragraphs 9 and 10 of IAS 21 in determining your functional currency, (ii) what underlying transactions, events and conditions that occurred in your economic environment are relevant to you and how they relate to the factors in paragraphs 9 and 10 and (iii) the underlying transactions, events and conditions relevant to you that have changed and how they substantiate a change in your functional currency.

6. In connection with the above comment and as previously requested, please reconcile for us the disclosure in your Form 20-F for fiscal 2011 that the US dollar was the primary operating currency in which a significant portion of your assets and liabilities arose and/or are listed and the disclosure in your Form 20-F for 2012 that the Mexican peso is the currency in which a significant portion of your assets and liabilities arose and /or are listed. That is, tell us how your circumstances changed between these two periods and why they validate the change in your disclosure in this regard for 2012.

Note 12. Financing, page F-31

7. Refer to your response to prior comment 12. Please include in your note the items for which amortization is reported as interest expense in your statement of operations, and for each of those items disclose the (i) amount of amortization, (iii) amortization period and (iii) remaining balance to be amortized at each balance sheet date presented. We believe this will

help investors better understand how you arrive at the total amount of interest reported in your statement of operations.

Note 14. Trust certificates program, page F-38

8. Refer to your response to prior comment 14. Please confirm that you will disclose the reason why interest is being capitalized and the basis for capitalization, consistent with your response to prior comment 13.

Note 21. Financial information by segment, page F-46

9. Refer to your response to prior comment 15. Please conform that you will revise future filings to clearly present the results of the "Ports and terminals" division as a loss of $3,783 for fiscal 2012.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief